Exhibit 12.3

Everest Reinsurance Holdings, Inc.

Ratio of Earnings (Losses) to Fixed Charges (1)

(Dollars in thousands)

	Three Months Ended March 31,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income (loss) before income taxes (benefits)	$124,998	$430,347	$1,205,501	$693,324	$(373,498)	$228,769	$525,243
Fixed Charges:
Assumed interest component of rent expense	980	924	3,722	3,670	3,797	3,531	3,147
Interest expense on debt and long term notes	7,436	12,616	45,452	50,746	50,763	54,553	70,883

Total fixed charges	8,416	13,540	49,174	54,416	54,560	58,084	74,030
Earnings plus fixed charges	$133,414	$443,887	$1,254,675	$747,740	$(318,938)	$286,853	$599,273
Ratio of earnings (losses):
Earnings (losses) plus fixed charges to fixed charges (2)	15.85	32.78	25.52	13.74	(5.85)	4.94	8.10

(1)	For purposes of determining this ratio, “earnings” consist of consolidated net income before federal income taxes plus fixed charges. “Fixed charges” consist of interest expense on senior debt, subordinated debt, amortization of bonds, annuity contracts, the revolving credit agreement and that portion of operating leases that are representative of the interest factor.
(2)	Amount of additional “earnings” that would have been required to achieve a one to one ratio of earnings (losses) to fixed charges:

Year Ended
December 31,
(Dollars in millions)	2011
Everest Holdings (including interest on annuities)	$373.5